Exhibit 99.1

Brenmiller Energy Reports First Quarter 2023 Financial Results and Operational Update

●	Inaugurated World’s First-Ever Gigafactory for Thermal Energy Storage—Expected 4 GWh of Capacity by Q4 2023

●	Signed Term Sheet with Leading Global Clean Energy Utility to Decarbonize Heat and Energy Production Worldwide

●	Approved for $610,000 Grant from Israeli Ministry of Environmental Protection for Clean Energy Project at one of Israel’s Largest Beverage Plants

●	Received Multiple Industry Awards for Innovation, Clean Energy, and Sustainability

Rosh Ha’ayin, Israel, May 25, 2023 – Brenmiller Energy Ltd. (“Brenmiller”, “Brenmiller Energy”) (Nasdaq: BNRG; TASE: BNRG), a global leader in thermal energy storage (“TES”), today announced financial results as of and for the three months ended March 31, 2023, in addition to operational and recent business development updates.

Company Highlights

●	Inaugurated bGen™ TES production facility; gigafactory expected to reach 4 GWh capacity by Q4 2023 to support pipeline of new clean energy projects

●	Brenmiller signed a non-binding Term Sheet with a leading global clean energy company (the “Utility”) to decarbonize heat and energy production worldwide; 9 potential clean energy projects totaling approximately 2 GWh of capacity have been identified to date as part of the collaboration; the Utility has the option to become a strategic investor for a minority stake in Brenmiller

●	Brenmiller received approval from the Israeli Ministry of Environmental Protection for a $610,000 grant to build and install its industry-leading bGen™ TES system at a beverage plant owned and operated by one of Israel’s largest beverage companies; the bGen™ will provide clean steam and replace fossil fuel boilers at the plant

●	Brenmiller received multiple industry awards in recognition of its clean energy innovation: Honorable Mention in the Energy and Sustainability category of Fast Company’s 2023 World Changing Ideas Awards; The Cleanie Awards® Silver winner for Pioneer in New Technology in the Storage category; World CleanTech Awards’ 2022 Visionary CleanTech StartUp of the Year Award in Energy Distinction

●	Company’s ordinary shares to trade exclusively on the Nasdaq as of June 26, 2023; Brenmiller is voluntarily delisting from the Tel Aviv Stock Exchange (“TASE”) with the last day the Ordinary Shares trading on the TASE on June 22, 2023

Management Commentary

“The two key collaborations we announced shortly after the end of the first quarter are representative of the intense interest our bGen™ systems are receiving from clean energy and industrial sectors. We are actively pursuing numerous additional opportunities that we believe will advance into large-scale revenue-generating projects,” stated Avi Brenmiller, Chairman and Chief Executive Officer of Brenmiller Energy.

“The Term Sheet we signed with a leading clean energy utility has already identified 9 projects with its current industrial customers and we believe many more will be added to that list. We are working closely with the Utility toward a definitive agreement and collaboration. The Utility has the option to become a strategic investor in Brenmiller as they gain more knowledge of bGen’s™ advantages in the market.”

“We are also working closely with one of the largest beverage producers in Israel toward replacing their boilers with bGen™ TES systems. The project was awarded a $610,000 non-dilutive government-backed grant. bGen™ systems for these two new projects, as well as a pipeline of additional projects, will be manufactured at our gigafactory in Israel.”

New Projects

●	Collaboration with One of the Largest Producers of Clean Energy in the World: On April 20, 2023, Brenmiller announced it signed a non-binding Term Sheet with one of the largest producers of clean energy in the world and Green Enesys Group toward a definitive agreement to jointly identify, build, and accelerate electrification by using renewable energies and Brenmiller’s bGen™ TES system to electrify heat and achieve full decarbonization for the Utility’s clients. The Utility identified Brenmiller’s TES system as a leading decarbonization technology. As of the signing of the Term Sheet, 9 potential clean energy projects with a total of approximately 2 GWh capacity were identified. Upon achieving its first projects, the parties will decide on the build-out of a bGen™ production facility in Europe to supplement Brenmiller’s gigawatt production capacity in Israel. The Term Sheet includes an option for the Utility to become a strategic investor for a minority stake in Brenmiller.

●	Clean Energy Production for One of Israel’s Largest Beverage Producers: On April 5, 2023, Brenmiller announced it received approval from the Israeli Ministry of Environmental Protection for a NIS 2.2 million (approximately $610,000) grant to build and install its industry-leading bGen™ TES system at a beverage plant owned and operated by one of Israel’s largest beverage companies. The approved grant is to fund the clean energy project outlined in a Memorandum of Understanding (“MOU”) between Brenmiller and the beverage company. Through the proposed Energy as a Service (EaaS) joint venture Brenmiller’s bGen™ is to provide clean steam, replacing the fossil fuel-based steam boilers that currently power the beverages plant. The TES project is expected to have a capacity of 35 MWh and a maximum capacity of 14 tons of steam per hour.

Project Updates

●	Dimona Israel Production Facility: World’s First Gigafactory for Thermal Energy Storage: On May 2, 2023, Brenmiller inaugurated its TES gigafactory in Dimona, Israel. The new facility serves as Brenmiller’s primary manufacturing hub with production lines expected to reach full capacity by the end of 2023, producing up to 4 GWh of its patented bGen™ TES modules annually. To the Company’s knowledge, its factory in Dimona is the world’s first TES gigafactory. The Company’s Founder, CEO, and Chairman, Avi Brenmiller was joined by Benny Biton, Mayor of Dimona, and Dr. Ron Tomer, President of the Manufacturers Association of Israel, to mark the occasion. The production facility is financed with non-dilutive funding by the European Investment Bank (EIB) through a €7.5 million ($8.2 million) facility agreement.

Research, Development and Engineering Expenses, Net

Research, development, and engineering expenses, net of government grants, were $0.6 million in the three months ended March 31, 2023, compared to $1.32 million in the three months ended March 31, 2022.

The decrease was primarily attributable to a decrease of approximately $0.25 million in employee payroll and related costs mainly as a result of the decrease in costs associated with share option plans, a decrease in other costs, such as transportation and depreciation costs of approximately $0.21 million, a decrease of $0.18 million in consultants and subcontractors costs, and a decrease of $0.19 million in raw materials used in research and development in the three month period ended March 31, 2023, compared to the corresponding period in 2022. This decrease was offset by a decrease of $0.11 million in government grants received, in the three-month period ended March 31, 2023, compared to the corresponding period in 2022.

Research, development, and engineering expenses, net breakdown:

	Three months ended March 31, 2023
	2023	2022
	USD in thousands (unaudited)
Total research, development, and engineering expenses	677	1,508
Less – grants	(77)	(187)
Research, development and engineering expenses, net	600	1,321

Balance Sheet Update

As of March 31, 2023, Brenmiller had cash and equivalents of $6.34 million, a net increase of $0.2 million from $6.14 million on December 31, 2022. This is attributable primarily to net proceeds of approximately $3.6 million received from the issuance of ordinary shares and warrants under a private placement investment, which closed in February 2023 and included participation from the Company’s Chairman and Chief Executive Officer, offset by net cash used in operating activities of $1.8 million and an additional $1.2 million used in connection with the Company’s Dimona production facility.

About Brenmiller Energy Ltd.

Brenmiller Energy delivers scalable thermal energy storage solutions and services that allow customers to cost-effectively decarbonize their operations. Its patented bGen thermal storage technology enables the use of renewable energy resources, as well as waste heat, to heat crushed rocks to very high temperatures. They can then store this heat for minutes, hours, or even days before using it for industrial and power generation processes. With bGen, organizations have a way to use electricity, biomass and waste heat to generate the clean steam, hot water and hot air they need to mold plastic, process food and beverages, produce paper, manufacture chemicals and pharmaceuticals or drive steam turbines without burning fossil fuels. For more information visit the company’s website at https://bren-energy.com/ and follow the company on Twitter and LinkedIn.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this press release when it discusses: That its bGen™ TES production facility to reach gigafactory capacity with 4 GWh capacity by Q4 2023; its strategic partnerships and collaborations; the potential clean energy projects that have been identified for its collaboration with a global clean energy utility company; the potential for the utility company to become a strategic investor for a minority stake in Brenmiller; its plan to build and install its industry-leading bGen™ TES at a beverage plant owned and operated by one of Israel’s largest beverage companies; its planned delisting from the TASE; and its activity on numerous additional opportunities that it believes will advance into large-scale revenue-generating projects; its potential pipeline of additional projects. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this press release. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 22, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	March 31,	December 31,
	2023	2022
	(Unaudited)	(Audited)
Assets	USD in thousands
CURRENT ASSETS:
Cash and cash equivalents	6,338	6,135
Restricted deposits	33	34
Trade receivables	639	657
Other receivables	578	584
Inventory	1,053	935
Assets held for sale (Rotem 1)	233	240
TOTAL CURRENT ASSETS	8,874	8,585
NON-CURRENT ASSETS:
Cash and cash equivalents – long term	381	373
Restricted deposits	83	85
Right-of-use assets, net	1,359	1,462
Property, plant and equipment:
Plant and equipment, net	2,376	1,193
Advances to equipment supplier	611	685
Total property, plant and equipment	2,987	1,878
TOTAL NON-CURRENT ASSETS	4,810	3,798
TOTAL ASSETS	13,684	12,383
LIABILITIES AND EQUITY
CURRENT LIABILITIES:
Trade payables	92	246
Deferred revenues	559	418
Other payables	849	1,114
Provisions	-	8
Current maturities of liability for royalties	191	260
Current maturities of lease liabilities	626	606
TOTAL CURRENT LIABILITIES	2,317	2,652
NON-CURRENT LIABILITIES
Loan from European Investment Bank (“EIB”)	4,058	3,965
Lease liabilities	835	959
Liability for royalties	2,225	2,143
TOTAL NON-CURRENT LIABILITIES	7,118	7,067
TOTAL LIABILITIES	9,435	9,719
EQUITY:
Share capital	102	88
Share premium	54,916	52,502
Receipts on account of warrants	2,881	1,487
Capital reserve from transactions with controlling shareholders	54,061	54,061
Capital reserve on share-based payments	3,159	2,861
Foreign currency cumulative translation reserve	(1,757)	(1,582)
Accumulated deficit	(109,113)	(106,753)
TOTAL EQUITY	4,249	2,664
TOTAL LIABILITIES AND EQUITY	13,684	12,383

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Three months ended March 31,
	2023	2022
	(Unaudited)
	USD in thousands
REVENUES	-	20
COSTS AND EXPENSES:
COST OF REVENUES	(330)	(500)
RESEARCH, DEVELOPMENT AND ENGINEERING EXPENSES, NET	(600)	(1,321)
MARKETING AND PROJECT PROMOTION EXPENSES	(263)	(300)
GENERAL AND ADMINISTRATIVE EXPENSES	(1,029)	(1,152)
SHARE IN LOSS OF JOINT VENTURE	-	(32)
OTHER INCOME, NET	1	82
OPERATING LOSS	(2,221)	(3,203)
FINANCIAL INCOME	35	274
FINANCIAL EXPENSES	(174)	(126)
FINANCIAL INCOME (EXPENSES), NET	(139)	148
LOSS FOR THE PERIOD	(2,360)	(3,055)
OTHER COMPREHENSIVE LOSS – ITEM THAT WILL NOT BE RECLASSIFIED TO PROFIT OR LOSS – EXCHANGE DIFFERENCES ON TRANSLATION TO PRESENTATION CURRENCY	(175)	(133)
COMPREHENSIVE LOSS FOR THE PERIOD	(2,535)	(3,188)

LOSS PER ORDINARY SHARE (in Dollars)
Basic and fully diluted loss	(0.14)	(0.22)

Media Contact:

Tori Bentkover

brenmillerenergy@antennagroup.com